SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

April 27, 2003

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West

Suite 4000

Montreal, Quebec

H5A 1K3

Registration No. 0-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F . . . . . .Form 40-F . . . . . .X . . . . .

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.]

Yes . . . . . . No . . . . . .X . . . . . .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2003

Microcell Telecommunications Inc.

(Signed) Jocelyn Cote

______________________________________

Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT
  Reporting Issuer

  Microcell Telecommunications Inc.

  800 de La Gauchetiere Street West

  Suite 4000

  Montreal, Quebec

  H5A 1K3

  Date of Material Change

  April 27, 2003

  Press Release

  Microcell Telecommunications Inc. ("Microcell" or the "Company") issued a press release with respect to a material change on April 27, 2003. A copy of such press release is attached hereto and form a part hereof.

  Summary of Material Change

  Microcell announced on April 27, 2003 that its previously announced Plan of Reorganization and of Compromise and Arrangement (the "Plan") is expected to become effective on or about May 1, 2003 (the "Effective Date").

  Full Description of Material Change

  Microcell announced on April 27, 2003 that its previously announced Plan is expected to become effective on or about the Effective Date.

  Under the terms of the Plan, secured creditors, affected unsecured creditors and shareholders at the close of business on the day prior to the Effective Date will be entitled to receive their respective distribution of new securities in the recapitalized Company.

  The new securities to be issued by the recapitalized Company will consist of First Preferred Shares (voting and non-voting series), Second Preferred Shares (voting and non-voting series), common equity consisting of Class A Restricted Voting Shares and Class B Non-Voting Shares, and two series of Warrants. The issue price of all the new shares will be $15 per share.

  Secured creditors will receive their pro rata distribution (based on the value of the secured creditors’ claims as of the end of the day prior to the Effective Date) of First Preferred Shares, in an aggregate amount of $176.5 million, and Second Preferred Shares, in an aggregate amount of $54.0 million, subject to certain conditions.

  Affected unsecured creditors will receive their pro rata distribution (based on the principal or accreted amount of the outstanding unsecured notes plus any accrued interest as of the end of the day prior to the Effective Date) of Second Preferred Shares, in an aggregate amount of $54.0 million, and common equity, in an aggregate amount of $54.1 million, as well as their pro rata distribution of 1,329,312 two-year Warrants and 2,215,521 five-year Warrants, subject to certain conditions.

  Current shareholders will receive one Class B Non-Voting Share in exchange for every 10,630 shares, one two-year Warrant in exchange for every 90 shares, and one five-year Warrant in exchange for every 54 shares. No fractional new securities will be issued nor any compensation paid for any such fraction. Where the exchange results in less than one new security being otherwise issuable, no new security will be issued.

  Non-voting shares will be exchangeable after the Effective Date, at the option of the holder, at any time, into voting shares of the same class upon provision by the holder of a residency declaration in prescribed form to the Company’s transfer agent (Computershare Trust Company of Canada) certifying that the holder is Canadian. The residency declaration form can be obtained directly from Computershare Trust Company of Canada after the Effective Date. An electronic version will also be available on the Company’s Web site at www.microcell.ca/investors after the Effective Date.

  The Toronto Stock Exchange (TSX) has conditionally approved the listing of the new securities for the opening of the exchange on the Effective Date under the stock symbol MT. The currently listed Class B Non-Voting Shares (MTI.B) will be delisted, at the close of business on the day prior to the Effective Date.

  Reliance on Section 75(3)

  Not applicable.

  Omitted Information

  Not applicable

  Senior Officer

  The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED the 30th day of April, 2003 at Montreal, Quebec.

(Signed) Jocelyn Cote

Jocelyn Cote

Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell’s Material Change Report dated April 27, 2003

News Release

For immediate release

MICROCELL’S RECAPITALIZATION PLAN EXPECTED
TO BECOME EFFECTIVE MAY 1, 2003

Montreal, April 27, 2003—Microcell Telecommunications Inc. (TSX: MTI.B) today announced that its previously announced Plan of Reorganization and of Compromise and Arrangement (the "Plan") is expected to become effective on or about May 1, 2003 (the "Effective Date").

Under the terms of the Plan, secured creditors, affected unsecured creditors and shareholders at the close of business on the day prior to the Effective Date will be entitled to receive their respective distribution of new securities in the recapitalized Company.

The new securities to be issued by the recapitalized Company will consist of First Preferred Shares (voting and non-voting series), Second Preferred Shares (voting and non-voting series), common equity consisting of Class A Restricted Voting Shares and Class B Non-Voting Shares, and two series of Warrants. The issue price of all the new shares will be $15 per share.

Secured creditors will receive their pro rata distribution (based on the value of the secured creditors’ claims as of the end of the day prior to the Effective Date) of First Preferred Shares, in an aggregate amount of $176.5 million, and Second Preferred Shares, in an aggregate amount of $54.0 million, subject to certain conditions.

Affected unsecured creditors will receive their pro rata distribution (based on the principal or accreted amount of the outstanding unsecured notes plus any accrued interest as of the end of the day prior to the Effective Date) of Second Preferred Shares, in an aggregate amount of $54.0 million, and common equity, in an aggregate amount of $54.1 million, as well as their pro rata distribution of 1,329,312 two-year Warrants and 2,215,521 five-year Warrants, subject to certain conditions.

Current shareholders will receive one Class B Non-Voting Share in exchange for every 10,630 shares, one two-year Warrant in exchange for every 90 shares, and one five-year Warrant in exchange for every 54 shares. No fractional new securities will be issued nor any compensation paid for any such fraction. Where the exchange results in less than one new security being otherwise issuable, no new security will be issued.

Non-voting shares will be exchangeable after the Effective Date, at the option of the holder, at any time, into voting shares of the same class upon provision by the holder of a residency declaration in prescribed form to the Company’s transfer agent (Computershare Trust Company of Canada) certifying that the holder is Canadian. The residency declaration form can be obtained directly from Computershare Trust Company of Canada after the Effective Date. An electronic version will also be available on the Company’s Web site at www.microcell.ca/investors after the Effective Date.

The Toronto Stock Exchange (TSX) has conditionally approved the listing of the new securities for the opening of the exchange on the Effective Date under the stock symbol MT. The currently listed Class B Non-Voting Shares (MTI.B) will be delisted, at the close of business on the day prior to the Effective Date.

About the Company

Microcell Telecommunications Inc. is a provider of telecommunications services in Canada dedicated solely to wireless. The Company offers a wide range of voice and high-speed data communications products and services to over 1 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

www.fido.ca